[LOGO HERE]	AMERICA FIRST ASSOCIATES INVESTMENT BANKING FIRM MEMBER: NASD - SIPC - MSRB 160 East 56th St. 6th FLOOR NEW YORK, NY 10022 TELEPHONE: (212) 644-8520 (888) 588-0200 FAX: (212) 644-3515

October 25, 2002

United States Securities & Exchange Commission
Division of Corporation Finance
Att: Barry McCarty, Senior Counsel
4450 5th Street NW
Washington, D.C. 20549

Re:      America First Associates Corp.
           Form 10 SB,
           File No. 000-33015

Dear Mr. McCarty

We are requesting a withdrawal as per your request of the offering initially file with the SEC on July 24, 2001   under CIK of 0001145479.

Sincerely,

/s/ Joseph Ricupero

Joseph Ricupero
CEO/FinOp